July 28, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

RE:         VistaGen Therapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 28, 2014
File No. 333-195901

Dear Mr. Riedler:

We thank you for your comment letter dated July 28, 2014 (the “Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding Amendment No. 3 to the Company's Registration Statement on Form S-1 (the “Registration Statement”), filed on July 28, 2014. The Staff’s comments are included below in bold, and are immediately followed by the Company’s response.

Contemporaneously with the filing of this letter, the Company is filing pre-effective amendment No. 4 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter, and a request for acceleration of the effectiveness of the Registration Statement.

Prospectus Cover Page

Prior to going effective, please file an amendment to your registration statement to specify the following:

•	the total number of shares of common stock to be offered;
•	the total number of warrants to be offered;
•	the number of shares of common stock underlying warrants; and
•	the expiration date of the warrants.

Response

We have added additional disclosure throughout the Amendment to include the information required by the Staff, and in reliance on guidance provided by Question 227.02 of the Securities Action Rules Compliance & Disclosure Interpretations.

Exhibit 5.1 – Legality Opinion

Please note that your legality opinion must specifically opine that the warrants to be registered are binding obligations of the registrant under the law of the jurisdiction governing the warrants.  Please see Staff Legal Bulletin Number 19, Section II.B.1.f for more information.

Response

We have updated our opinion, which is filed as new Exhibit 5.1 to the Amendment.

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-1134.

Very truly yours,

/s/  Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group

cc:           Shawn K. Singh
Chief Executive Officer and Director
VistaGen Therapeutics, Inc.